FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 1.1 is a copy of the Placement Agency Agreement dated, February 8, 2023, between OceanPal Inc. (the “Company”), and Maxim Group LLC, as sole placement agent.
Attached to this Report on Form 6-K as Exhibit 4.1 is a copy of the form of the Securities Purchase Agreement between the Company and the Purchaser thereto.
Attached to this Report on Form 6-K as Exhibit 4.2 is a copy of the form of Class B Warrant.
Attached to this Report on Form 6-K as Exhibit 4.3 is a copy of the form of Pre-Funded Warrant.
Attached to this Report on Form 6-K as Exhibit 4.4 is a copy of the form of Private Placement Warrant.
Attached to this Report on Form 6-K as Exhibit 21.1 is a copy of the list of the subsidiaries of the Company.
Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of a press release dated February 8, 2023, of the Company titled “OceanPal Inc. Announces Pricing of Approximately US$15.2 Million Public Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: February 9, 2023
	By:	/s/ Robert Perri
Robert Perri
Chief Executive Officer